UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock , par value $0.0001

(Title of Class of Securities)

482470200

(CUSIP Number)

September 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 482470200

1)	NAME OF REPORTING PERSONS

NewSpring Ventures II, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5)	SOLE VOTING POWER
NUMBER OF
787,651
SHARES
	6)	SHARED VOTING POWER
BENEFICIALLY

OWNED BY
	7)	SOLE DISPOSITIVE POWER

EACH		787,651

REPORTING
	8)	SHARED DISPOSITIVE POWER
PERSON

WITH

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
787,651

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.65%

12)	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13G

Item 1

(a)	KIT digital, Inc.
(b)	168 Fifth Avenue,
Suite 301
New York, New York 10010

Item 2

(a)	NewSpring Ventures II, L.P.
(b)	c/o NewSpring Capital
555 E. Lancaster Avenue
Suite 520
Radnor, PA 19087
(c)	Delaware
(d)	Common Stock, par value $0.0001
(e)	482470200

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership:

	(a)	787,651
	(b)	7.65%
	(c)	(i)	787,651
		(ii)
		(iii)	787,651
		(iv)

Item 5	Ownership of Five Percent or Less of a Class:

	N/A

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 8, 2009

NEWSPRING VENTURES II, L.P.
By: Its general partner, NSVII GP, L.P.
By: Its general partner, NSVII GP, LLC,

By:	/s/ Jonathan Schwartz
Jonathan Schwartz
Chief Financial Officer